
April 27, 2023

Brian Roberts
Chief Financial Officer
Splunk Inc.
270 Brannan Street
San Francisco, California 94107

> **Re: Splunk Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2022**
> **Filed March 24, 2022**
> **File No. 001-35498**

Dear Brian Roberts:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Technology